POLSKA TELEFONIA CYFROWA SP. Z O.O.

CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIODS ENDED

MARCH 31, 2003 AND MARCH 31, 2002

#

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Condensed Consolidated Income Statements

for the three month periods ended March 31, 2003 and March 31, 2002

(in thousands of PLN)

Notes		Three month period ended March 31, 2003 (unaudited)	Three month period ended March 31, 2002 (unaudited)

Net sales	5	1,274,710	1,126,180

Cost of sales	6	(901,012)	(687,481)
		-------------------	---------------------
Gross margin		373,698	438,699

Operating expenses	6	(223,693)	(189,992)
		--------------------	---------------------
Operating profit		150,005	248,707

Non-operating items
Interest and other financial income		249,866	65,438
Interest and other financial expenses		(358,651)	(247,289)
		--------------------	--------------------
Profit before taxation		41,220	66,856

Taxation benefit/( charge)		1,208	(14,626)
		-------------------	--------------------
Net profit for the period		42,428	52,230
		===========	============

The accompanying notes are an integral part of these

condensed consolidated financial statements.

- # -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

 Condensed Consolidated Balance Sheets

as at March 31, 2003 and December 31, 2002

(in thousands of PLN)

	Notes	As at March 31, 2003 (unaudited)	As at December 31, 2002
Current assets
Cash and cash equivalents		31,345	54,412
Short-term investments and other financial assets		76,854	12,143
Debtors and prepayments		621,645	620,749
Inventory		179,222	234,545
		----------------	----------------
		909,066	921,849
Long-term assets
Property, plant and equipment	7	3,314,531	3,438,686
Intangible fixed assets	8	2,691,241	2,651,130
Financial assets		301,607	171,288
Deferred costs and other long-term assets		92,168	82,091
		-------------------	--------------------
		6,399,547	6,343,195
		-------------------	--------------------
Total assets		7,308,613	7,265,044
		===========	===========
Current liabilities
Accounts payable		194,962	285,277
Amounts due to State Treasury		91,570	57,756
Interest-bearing liabilities	9	152,660	121,122
Accruals		221,954	185,569
Deferred income and other liabilities		217,903	224,358
		-----------------	-----------------
		879,049	874,082
Long-term liabilities
Interest-bearing liabilities	9	4,542,975	4,583,365
Non-interest-bearing liabilities		107,430	165,159
Deferred tax liability		291,648	268,171
Provisions for liabilities and charges		24,848	21,740
		-------------------	-------------------
		4,966,901	5,038,435
		-------------------	-------------------
Total liabilities		5,845,950	5,912,517
		-------------------	-------------------
Capital and reserves
Share capital		471,000	471,000
Additional paid-in capital		409,754	409,754
Hedge reserve		(18,941)	(86,649)
Accumulated profit		600,850	558,422
		--------------------	-------------------
		1,462,663	1,352,527
		--------------------	--------------------
Total equity and liabilities		7,308,613	7,265,044
		============	===========

The accompanying notes are an integral part of these

condensed consolidated financial statements ..

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

 Condensed Consolidated Statements of Cash Flows

for the three month periods ended March 31, 2003 and March 31, 2002

(in thousands of PLN)

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

 Condensed Consolidated Statements of Cash Flows

for the three month periods ended March 31, 2003 and March 31, 2002

(in thousands of PLN)

	Three month period ended March 31, 2003 (unaudited)	Three month period ended March 31, 2002 (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit before taxation	41,220	66,856
Adjustments for:
Depreciation and amortization	231,862	228,129
Charge to provision and write-offs of doubtful debtors	10,508	18,794
Charge to provision for inventory	3,528	3,014
Other provisions long-term	3,108	1,968
Foreign exchange losses, net and changes in financial instruments fair value	25,918	73,911
L oss/(gain) on disposal of tangibles and intangibles	1,287	(828)
Interest expense, net	82,869	107,940
	--------------------	--------------------
Operating cash flows before working capital changes	400,300	499,784

D ecrease/(increase) in inventory	51,795	(26,082)
( Increase)/decrease in debtors, prepayments and deferred cost	(23,054)	114
Increase in trade payables and accruals	79,028	68,852
	------------------	------------------
Cash from operations	508,069	542,668

Interest paid	(102,148)	(138,666)
Interest received	3,624	3,812
Income taxes paid	(358)	(331)
Realization of financial instruments	(5,832)	(4,092)
	-----------------	-----------------
Net cash from operating activities	403,355	403,391

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of intangible fixed assets	(13,708)	(42,943)
Purchases of tangible fixed assets	(109,664)	(170,014)
Proceeds from sale of equipment and intangibles	2,125	2,884
	------------------	------------------
Net cash used in investing activities	(121,247)	(210,073)

CASH FLOWS USED IN FINANCING ACTIVITIES:
Repayment of Bank Credit Facilities	(311,057)	(254,015)
Redemption of the Notes	(21,377)	-
Net change in overdraft facility	27,128	50,432
	-----------------	-----------------
Net cash used in financing activities	(305,306)	(203,583)

Net decrease in cash and cash equivalents	(23,198)	(10,265)

Effect of foreign exchange changes on cash and cash equivalents	131	102

Cash and cash equivalents at beginning of period	54,412	36,511
	-----------------	-----------------
Cash and cash equivalents at end of period	31,345	26,348
	==========	==========

The accompanying notes are an integral part of these

condensed consolidated financial statements.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

 Condensed Consolidated Statements of Changes in Equity

for the three month periods ended March 31, 2003 and March 31, 2002

(in thousands of PLN)

	Share Capital	Additional paid-in capital	Hedge reserve	Accumulated profit	Total

Balance as at January 1, 2 00 2	471,000	409,754	(96,955)	211,946	995,745

Cash flow hedge:

net fair value gain, net of tax	-	-	453	-	453

reclassified and reported in net profit	-	-	2,933	-	2,933

deferred tax on reclassified item	-	-	(821)	-	(8 21)

Net profit for the period	-	-	-	52,230	52,230
	---------------	---------------	---------------	---------------	---------------
Balance as at March 31, 2002 (unaudited)	471,000	409,754	(94,390)	264,176	1,050,540

Cash flow hedge:

net fair value loss, net of tax	-	-	(18,170)	-	(18,170)

reclassified and reported in net profit	-	-	27,277	-	27, 277

deferred tax on reclassified item	-	-	(7,638)	-	(7,638)

deferred tax change in rates	-	-	6,272	-	6,272

Net profit for the period	-	-	-	294,246	294,246
	----------------	----------------	---------------	---------------	--------------------
Balance as at December 31, 2002	471,000	409,754	(86,649)	558,422	1,352,527

Cash flow hedge:

net fair value gain , net of tax	-	-	64,290	-	64,290

reclassified and reported in net profit	-	-	4,682	-	4,682

deferred tax on reclassified item	-	-	(1,264)	-	(1, 264 )

Net profit for the period	-	-	-	42,428	42,428
	----------------	----------------	---------------	---------------	--------------- ----
Balance as at March 31, 2003 (unaudited)	471,000	409,754	(18,941)	600,850	1, 462,663
	==========	==========	=========	=========	============ ===== ====

The accompanying notes are an integral part of these

condensed consolidated financial statements.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

for the three month periods ended March 31, 2003 and March 31, 2002

(in thousands of PLN)

1.

Incorporation and Principal Activities

Polska Telefonia Cyfrowa Sp. z o.o. (the “Company”) is located in Warsaw, Al. Jerozolimskie 181 and was incorporated by the Notarial Deed dated December 20, 1995 and entered on the National Court Register kept by District Court in Warsaw, XIX Economic Department of National Court Register, Entry No. KRS 0000029159.

The principal activities of the Company are providing cellular telephone communication services in accordance with the GSM 900 and 1800 licenses granted by the Minister of Communications and the sale of cellular telephones and accessories compatible with its cellular services. On December 20, 2000 the Minister of Communications granted the Company a license to provide telecommunication services according to the Universal Mobile Telecommunication System (“UMTS”) standard. The UMTS services should be implemented not earlier than from January 1, 2004 and not later than January 1, 2005 ..

The principal activities of the Company are not significantly seasonal n or cyclical.

The Company generates and expends cash through its operating activities mostly in Polish zloty (“PLN”). Therefore Management has designated the PLN as the reporting (functional) currency of the Company. The accompanying condensed consolidated financial statements are reported in thousands of PLN (unless otherwise noted).

Authorization of the condensed consolidated financial statements

These condensed consolidated financial statements have been issued by the Board of Directors on April 18, 2003.

2.

Significant events in the three month period ended March 31, 2003

On January 20, 2003 the Company has been informed that TP SA lodged cassation to the Supreme Court against the Antimonopoly Court’s judgement relating to international traffic rates terminating in the Company’s network. Management supported by an independent legal counsel assesses the situation as causing a contingent liability as the probability that the Supreme Court will accept the cassation and cancel the Antimonopoly Court’s judgement is little.

On February 12, 2003 the Company repurchased on the market the principal amount of EUR 3,000 thousand of the 10 ⅞% Notes – 1.5% of the total initial principal amount (see Note 9).

On March 7, 2003 the Company repurchased on the market the principal amount of EUR 2,000 thousand of the 10 ⅞% Notes – 1.0% of the total initial principal amount (see Note 9).

- # -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

for the three month periods ended March 31, 2003 and March 31, 2002

(in thousands of PLN)

- # -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

for the three month periods ended March 31, 2003 and March 31, 2002

(in thousands of PLN)

3.

Extract from the Company’s Accounting Policies

3.1.

Basis of preparation

The Company maintains its accounting books in accordance with accounting principles and practices employed by enterprises in Poland as required by Polish Accounting Standards (“PAS”). The accompanying condensed consolidated financial statements reflect certain adjustments not reflected in the Company's statutory books to present these statements in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board.

The differences between IFRS and generally accepted accounting principles in the United States (“US GAAP”) and their effect on net results for the three month periods ended March 31, 2003 and March 31, 2002 have been presented in Note 13 to these condensed consolidated financial statements.

These condensed consolidated financial statements are prepared in accordance with IAS 34, Interim Financial Reporting. The accounting policies and methods of computation used in the preparation of the condensed consolidated financial statements are consistent with those used in the annual consolidated financial statements for the year ended December 31, 2002. There were no new standards implemented by the Company since December 31, 2002.

The preparation of condensed consolidated financial statements in conformity with IFRS requires to use estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on Management’s best knowledge of current events and actions, actual results ultimately may differ from these estimates.

The condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated results of operations, balance sheet and cash flows for each period presented.

These condensed consolidated financial statements are not necessarily indicative of results for the full year and should be read in a conjunction with the 2002 consolidated financial statements and the related notes.

Apart from the information taken from the consolidated financial statements for the year ended December 31, 2002, these condensed consolidated financial statements contain unaudited information

- # -

3.2.

Group Accounting

These condensed consolidated financial statements include the financial statements of Polska Telefonia Cyfrowa Sp. z o.o. and its wholly owned subsidiaries, PTC International Finance B.V. and PTC International Finance (Holding) B.V. (consolidated).

4.

Events after the balance sheet date

There were no significant events after the balance sheet date till the approval of the above financial statements.

5 ..

Net sales

	Three month period ended March 31, 2003 (unaudited)	Three month period ended March 31, 2002 (unaudited)

Service revenues and fees	1,235,147	1,073,195
Sales of telephones and accessories	39,563	52,985
	-------------------	-------------------
	1,274,710	1,126,180
	===========	===========

6 ..

Costs and expenses

	Three month period ended March 31, 2003 (unaudited)	Three month period ended March 31, 2002 (unaudited)

Cost of sales:
Cost of services sold	558,878	446,445
Cost of sales of telephones and accessories	342,134	241,036
	------------------	-----------------
	901,012	687,481
	------------------	-----------------

Operating expenses:
Selling and distribution costs	166,678	136,507
Administration and other operating costs	57,015	53,485
	------------------	----------------
	223,693	189,992
	-------------------	-------------------
	1,124,705	877,473
	===========	===========

Costs and expenses include research and development costs that were expensed when incurred. The research and development costs were immaterial in the above periods.

The rental expenses included in costs and expenses amounted to PLN 35,435 and PLN 36,006 for the three month periods ended March 31, 2003 and March 31, 2002 , respectively.

7 ..

Property, plant and equipment

	As at March 31, 2003 (unaudited)	As at December 31, 2002

Land and buildings	223,542	224,546
Plant and equipment	2,453,362	2,544,135
Motor vehicles	15,565	17,343
Other fixed assets	526,951	537,254
Construction in progress	95,111	115,408
	-------------------	------------------
	3,314,531	3,438,686
	===========	===========

During the three month period ended March 31, 2003 the Company capitalized PLN 2,364 of foreign exchange losses, PLN 1,080 of interest expense and PLN 544 of hedging gains and during the three month period ended March 31, 2002 the Company capitalized PLN 2,924 of foreign exchange losses , PLN 2,520 of interest expense and PLN 53 of hedging losses ..

The effective capitalization rate used to determine borrowing costs to be capitalized was 30 ..7 % in three month period ended March 31, 2003 and 27.0 % in three month period ended March 31, 2002 ..

The movement of property, plant and equipment was as follows:

	Land and Buildings	Plant and equipment	Motor vehicles	Other fixed assets	Construction in progress	Total

Cost
As at December 3 1, 2002	246,705	4,238,496	37,950	696,271	115,408	5,334,830
Additions	-	763	-	1,167	51,530	53,460
Transfers	522	59,517	1,816	8,457	(70,312)	-
Disposals	-	(3,766)	(5,624)	(325)	(1,515)	(11,230)
	----------------	-------------------	--------------	----------------	----------------	-----------------
As at March 31, 2003	247,227	4,295,010	34,142	705,570	95,111	5,377,060
	----------------	-------------------	--------------	---------------	---------------	---------------
Depreciation
As at December 31 , 2002	22,159	1,694,361	20,607	159,017	-	1,896,144
Charge	1,526	150,277	2,160	20,240	-	174,203
Transfer	-	313	-	(313)	-	-
Disposals	-	(3,303)	(4,190)	(325)	-	(7,818)
	--------------	----------------	--------------	---------------	----------------	-----------------
As at March 31, 200 3	23,685	1,841,648	18,577	178,619	-	2,062,529
	---------------	----------------	--------------	---------------	----------------	-----------------
Net book value as at December 31, 2002	224,546	2,544,135	17,343	537,254	115,408	3,438,686
	=========	==========	========	========	=========	==========

Net book value as at March 31, 2003	223,542	2,453,362	15,565	526,951	95,111	3,314,531
(unaudited)	==========	===========	========	=========	=========	==========

7.

Property, plant and equipment (cont.)

Property, plant and equipment held under capital leases without later improvements (included in the previous schedule):

	As at March 31, 2003 (unaudited)			As at December 31, 200 2

	Land	Buildings	Other	Land	Buildings	Other

Cost	6,293	197,806	990	6,293	197,806	990
Accumulated depreciation	-	(20,084)	(363)	-	(18,848)	(338)
	----------	--------------	-----------	----------	--------------	---------
Net	6,293	177,722	627	6,293	178,958	652
	======	========	======	======	========	======

Capital equipment commitments (not included in liabilities)

	As at March 31, 2003 (unaudited)	As at December 31, 2002

Authorized and contracted	186,770	166,982
Authorized and not contracted	496,523	574,057
	-------------------	------------------
	683,293	741,039
	===========	==========

8 ..

Intangible fixed assets

	As at March 31, 2003 (unaudited)	As at December 31, 2002

GSM and UMTS licenses	2,401,331	2,335,836
Computer and network software	264,314	287,323
Trademark	116	118
Transaction costs	25,480	27,853
	-------------------	-------------------
	2,691,241	2,651,130
	===========	===========

During the three month period ended March 31, 2003 the Company capitalized in intangible fixed assets PLN 58,047 of foreign exchange losses, PLN 41,186 of interest expense and
PLN 14,455 of hedging gains and during the three month period ended March 31, 200 2 the Company capitalized to intangible fixed assets PLN 33,492 of foreign exchange losses ,
PLN 39,596 of interest expense and PLN 611 of hedging losses on cross-currency interest rate swaps ..

The effective annual capitalization rate for the whole period of capitalization from 2000 was 1 4. 3%.

The Company has no intangible assets generated internally.

8.

Intangible fixed assets (cont.)

The movements of intangible fixed assets were as follows:

	GSM & UMTS Licenses	Computer and network software	Trade Mark	Transaction costs	Total

Cost
As at December 31, 2002	2,718,714	629,957	206	43,050	3,391,927
Additions	-	13,483	-	224	13,707
Transfers	-	-	-	-	-
Disposals	-	-	-	-	-
Capitalization of borrowing costs	84,777	-	-	-	84,777
	-----------------	----------------	----------------	----------------	-----------------
As at March 31, 2003	2,803,491	643,440	206	43,274	3,490,411
	-----------------	-----------------	----------------	----------------	-----------------
Amortization
As at December 31, 2002	382,878	342,634	88	15,197	740,797
Charge	19,282	36,492	2	1,883	57,659
Transfers	-	-	-	-	-
Disposals	-	-	-	-	-
Other	-	-	-	714	714
	----------------	----------------	-----------------	----------------	------------------
As at March 31, 2003	402,160	379,126	90	17,794	799,170
	----------------	----------------	-----------------	----------------	------------------
Net book value as at December 31, 2002	2,335,836	287,323	118	27,853	2,651,130
	==========	==========	==========	==========	===========

Net book value as at March 31, 2003	2,401,331	264,314	116	25,480	2,691,241
(unaudited)	==========	==========	==========	==========	===========

9 ..

Interest-bearing liabilities

	As at March 31, 2003 (unaudited)	As at December 31, 2002

Short-term portion
Interest accrued on Notes	99,153	76,483
Interest accrued on Bank Credit Facilities	7,795	26,557
Finance lease payable	18,572	18,070
Overdraft facilities	27,140	12
	-------------------	-----------------
	152,660	121,122
	===========	==========

Long-term portion
Long-term Notes	3,157,487	2,950,039
Bank Credit Facilities	684,580	990,217
UMTS licenses liability	494,669	438,550
Finance lease payable	171,928	164,045
Index swaps	34,311	40,514
	-------------------	--------------------
	4,542,975	4,583,365
	===========	=== =========

a.

Notes

On February 12, 2003 the Company repurchased on the market the principal amount of EUR 3,000 thousand and on March 7, 2003 the principal amount of EUR 2,000 thousand of the
10 ⅞% Notes ( 2.5 % of the total initial principal amount) .. The amount of EUR 182,500 thousand remains outstanding as at March 31, 2003.

The outstanding balances as at March 31, 2003 of the Notes represent the Company’s liabilities (measured at amortized cost) due to holders of the following Notes:

10¾% Notes – face value of USD 126,215,000 (“10¾ Notes”) maturing on July 1, 2007

11¼% Notes – face value of USD 150,000,000 (“11¼ Notes”) maturing on December 1, 2009

11¼% Notes – face value of EUR 282,750,000 (“11¼ Notes”) maturing on December 1, 2009

10⅞% Notes – face value of EUR 182,500,000 (“10⅞ Notes”) maturing on May 1, 2008

b.

Overdraft f acilities

The balance of PLN 27,140 consists of the overdrafts in current accounts according to the agreements signed in the previous years.

10 ..

Related party transactions

The below transactions consist primarily of roaming services rendered and received as well as consulting services ..

Management believes that related party transactions were conducted primarily on market terms.

As at a nd for thre e month period ended March 31, 2003 (unaudited)	As at December 31, 200 2 and for three month period ended March 31, 2002 (unaudited)

Elektrim S.A.

Inter-company receivables	2	-
Inter-company payables and accruals	30	25
Inter-company sales	35	103
Inter-company purchases	57	61

Elektrim Telekomunikacja Sp. z o.o. (“ET”)

Inter-company payables and accruals	625	368
Inter-company sales	24	24
Inter-company purchases	347	491

T-Mobile Deutschland GmbH, T-Mobile International AG & Co. KG (“T-Mobile”)

Inter-company receivables	3,419	1,332
Inter-company payables and accruals	5,577	6,447
Inter-company sales	4,965	4,600
Inter-company purchases	5,299	4,670

MediaOne International B.V. (“MediaOne”)

There were no material transactions with MediaOne International B.V.

Vivendi Telecom International (“Vivendi”)

There were no material transactions with Vivendi Telecom International.

11 ..

Derivative financial instruments

Type of derivative	Forward and option contracts	Note options	CC swaps	Index swaps	Trade contract derivatives	Total
Balance as at December 3 1, 200 2 asset/(liability)	(16,620)	127,029	(131,785)	(36,816)	46,652	(11,540)
Cash paid/(received) on realization	(1,290)	-	11,432	(2,253)	(2,058)	5,831
Changes in the fair value together with realization reported in the income statement	140,287	75,633	(4,682)	9,372	(5,992)	214,618
Changes in the fair value reported in shareholders’ equity (hedge reserve)	-	-	92,751	-	-	92,751
Balance as at March 31,	----- -----------	-- -------------	--------------	--------------	--------------	----- -----------
200 3 asset/(liability) (unaudited)	122,377	202,662	(32,284)	(29,697)	38,602	301,660
	==== ======	= ========	========	========	========	== =======

Forward contracts are used by the Company to hedge foreign exchange risk related to operational and financial transactions. The Company applies hedge accounting for financial transactions.

Note options represent the estimated fair values of call options embedded in the Company’s Notes. Upon exercise of the call option or upon redemption of the Notes by other means, the fair value of the relevant call options is written back to income immediately. The reduced interest payments resulting from the redemption of the relevant notes will be recognized as they accrue.

Cross-currency interest rate swaps (“

CC swaps”) are designated as hedges against exposure to changes in future cash flows arising from the foreign exchange risk on the future interest coupon payments.

11.

Derivative financial instruments (cont.)

Ageing analysis of derivatives:

	As at March 31, 2003 (unaudited)		As at December 31, 2002
	Assets	Liabilities	Assets	Liabilities

Short-term portion
Forward and option contracts	63,726	(42)	-	(22,258)
CC swaps	1,615	(21,039)	-	(43,051)
Index swaps	4,614	-	3,698	-
Trade contract derivatives	6,899	-	8,445	-
	---------------	----------------	--------------	--------------
	76,854	(21,081)	12,143	(65,309)
	=========	=========	========	========

Long-term part
Forward and option contracts	58,693	-	5,638
Note option	202,662	-	127,029	-
CC swaps	7,441	(20,301)	414	(89,148)
Index swaps	-	(34,311)	-	(40,514)
Trade contract derivatives	31,703	-	38,207
	----------------	----------------	---------------	--------------
	300,499	(54,612)	171,288	(129,662)
	==========	==========	==========	=========

12.

Estimation of the fair values

The following table presents the carrying amounts and fair values of the Company’s financial instruments outstanding as at March 31, 2003 and December 31, 2002 , in million PLN. The carrying amounts in the table are included in the balance sheet under the indicated captions.

	As at March 31, 2003 (unaudited)		As at December 31, 200 2
	million PLN		million PLN
	Carrying amount	Fair value	Carrying amount	Fair value

Financial Assets
Cash and cash equivalents	31	31	54	54
Short-term investments and other financial assets	77	77	12	12
Debtors and accrued revenue	585	585	600	600
Financial assets (long-term)	302	302	171	171

Financial Liabilities
Current liabilities and accruals	578	578	645	645
Long-term liabilities	4,416	4,988	4,531	4,758

12.

Estimation of the fair values (cont.)

The fair value of derivatives held for trading is based on quoted market prices at the balance sheet date. The fair value of cross-currency interest rate swaps is calculated as the present value of estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

In assessing fair value of non-traded derivatives and other financial instruments, the Company uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Option pricing models and estimated discounted value of future cash flows are used to determine fair value of options split from the Notes and derivatives split from trade contracts.

All “regular way” purchases of financial assets are accounted for at the trade date.

13 ..

Differences between IFRS and US GAAP

The Company’s condensed consolidated financial statements are prepared in accordance with International Financial Reporting Standards, which differ in certain aspects from US GAAP.

The effects of the principal differences between IFRS and US GAAP in relation to the Company’s condensed consolidated financial statements are presented below, with explanations of certain adjustments that affect total comprehensive net income.

Reconciliation of consolidated net income:

	Three month period ended March 31, 2003 (unaudited)	Three month period ended March 31, 200 2 (unaudited)

Net income under IFRS	42,428	52,230

US GAAP adjustments:
(a) Removal of foreign exchange differences capitalized for IFRS	(43,902)	(37,080)
(b) Depreciation and amortization of foreign exchange differences	2,423	2,314
(c) Revenue recognition (SAB 101)	(259)	9
(d) SFAS 133/IAS 39	(74,168)	(26,700)
( e ) Deferred tax on above	11,873	7,445
	-----------------	-----------------
Net loss under US GAAP	(61,605)	(1,782)
	==========	==========

13.

Differences between IFRS and US GAAP (cont.)

Reconciliation of comprehensive income:

	Three month period ended March 31, 2003 (unaudited)	Three month period ended March 31, 2002 (unaudited)

Net loss under US GAAP	(61,605)	(1,782)

Other comprehensive gain (Hedge Reserve)	66,198	2,565
	------------------	------------------
Total comprehensive income under US GAAP	4,593	783
	==========	==========

Reconciliation of consolidated shareholders’ equity:

	As at March 31, 2003 (unaudited)	As at December 31, 2002

Consolidated shareholders’ equity under IFRS	1,462,663	1,352,527

US GAAP adjustments:
(a) Removal of foreign exchange differences capitalized for IFRS	(145,492)	(101,590)
(b) Depreciation and amortization on above	44,184	41,761
(c) Revenue recognition (SAB 101)	(742)	(483)
(d) SFAS 133/IAS 39	(164,457)	(90,289)
( e ) Deferred tax on above	29,772	17,899
(f ) Hedge reserve	(7,408)	(5,898)
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Consolidated shareholders’ equity under US GAAP	1,218,520	1,213,927
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a.

Removal of foreign exchange differences capitalized for IFRS

In accordance with IAS 23 Borrowing Costs, the Company capitalizes financing costs, including interest and foreign exchange gains or losses, into assets under construction. The financing costs are capitalized only during the period of construction or acquisition of the qualifying assets. Based on the above rule the Company capitalizes also fair value hedging gains and losses to the extent they adjust foreign exchange differences initially capitalized.

Under Statement of Financial Accounting Standards 52 Foreign Currency Translation, however, foreign exchange differences relating to financing obligations should be included in the income statement of the Company. Consequently, the amounts of foreign exchange differences and offsetting fair value hedging gains and losses capitalized in accordance with IAS 23 in the Company’s condensed consolidated financial statements are expensed under US GAAP.

13.

Differences between IFRS and US GAAP (cont.)

b.

Depreciation and amortization

The US GAAP adjustments for depreciation and amortization shown above represent the amounts of depreciation and amortization charges relating to capitalized foreign exchanges differences in the Company’s IFRS condensed consolidated financial statements. Since under US GAAP these foreign exchange differences are not permitted to be capitalized and are instead expensed, the depreciation and amortization of these capitalized differences under IFRS has been reversed.

c.

Revenue recognition (SAB 101)

T he Company applied under IFRS certain principles of SAB 101 retrospectively.

Under US GAAP, the application of SAB 101 results in the different treatment of the separable multiple-element transactions. Revenues and costs related to those transactions are recognized in the income statement as incurred, except for up-front non-refundable fees (activation fees) and direct costs related to these fees. These activation fees and related costs are deferred over the average expected life of the customer. Under IFRS up-front non- refundable fees are recognized immediately.

d.

SFAS 133

Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, requires every derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative instrument’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument’s gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

The Company separates call options from long-term Notes’ host contract and accounts them for as derivatives under IAS 39, while they are not recognized for US GAAP purposes.

e.

Transaction costs

IAS 39 requires transaction costs to be included in the initial measurement  of financial assets and liabilities.    Under US GAAP these costs should be presented as deferred costs in the amount of PLN 74,273 as at March 31, 2003 and PLN 71,258 as at December 31, 2002.

f.

D eferred taxation

Under IFRS the Company may, if certain criteria are met, net off deferred tax liabilities and assets and present a net balance in the balance sheet. Under US GAAP current and non-current portions, by tax jurisdiction, of the above should be disclosed separately. As at March 31, 2003 the Company recognized PLN 221,094 of net current deferred tax asset (PLN 234,320 as at December 31, 2002) and PLN 482,970 of net long-term deferred tax liability ( PLN 484,592 as at December 31, 2002).

13.

Differences between IFRS and US GAAP (cont.)

f.

Deferred taxation (cont.)

Under IFRS changes in fair value of Note options are not taxable transactions, which causes the effective tax rate on US GAAP adjustments to be different compared to corporate income tax rates for the periods.

g ..

Other comprehensive income

The hedge reserve under US GAAP constitutes a part of other comprehensive income, a component of shareholders’ equity. Under US GAAP t he changes in other comprehensive income (hedge reserve) are reflected in accumulated other comprehensive income. A sum of other comprehensive income and net income for the period represents comprehensive income for the period.

h ..

SFAS 95

The Company applied IAS 7 Cash Flow Statement so that cash flow from operating activities begins with net income before taxation, whereas Statement of Financial Accounting Standards No. 95, Statement of Cash Flows requires cash flow from operating activities to begin with net income after tax.

i ..

New accounting standards

The implementation of the Statements No. 143, Accounting for Asset Retirement Obligations, No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Correction, No. 146, Accounting for Costs Associated with Exit or Disposal Activities and FIN No. 45 Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others from January 1, 2003 has not caused material changes to the Company’s condensed consolidated financial statements.

As at the balance sheet date of the underlying condensed consolidated financial statements potential effects of the introduction of EITF 00-21 ha ve been under the Company’s investigation.